Games of Berkeley
Profit & Loss
January through December 2022

	Jan - Dec 22
Ordinary Income/Expense	
Income	
900 · Cash Over/Short	-181.81
49900 · Uncategorized Income	642.98
400 · Taxable Sales	1,897,306.65
440 · Non-Taxable Sales	92,754.37
460 · Taxable Returns	-9,581.96
Total Income	1,980,940.23
Cost of Goods Sold	
50000 · Cost of Goods Sold	-130,622.02
500 · Purchases	1,183,782.31
Total COGS	1,053,160.29
Gross Profit	927,779.94
Expense	
620 · Late Payment Charges	2,924.16
601 · Advertising & promotion	10,727.61
614 · Automobile Expense	
615 · Mileage Reimb & Gas	5,463.88
616 · Parking & tolls	219.92
Total 614 · Automobile Expense	5,683.80
628 · Bank Charges	
629 · Bank Charges- Merchant Fees	48,706.94
Total 628 · Bank Charges	48,706.94
642 · Charitable Donations	7,095.96
656 · Computer expense	
660 · POS Software	8,796.89
659 · Cool Vibes	191.88
657 · Hardware small parts	102.98
658 · Software	8,858.49
Total 656 · Computer expense	17,950.24
691 · Dues	9,010.00
712 · Outside services	741.45
719 · Interest Expense	59,146.59
726 · Insurance	8,276.00
747 · Legal & Accounting	13,472.74
761 · Maintenance & Repairs	10,773.99
775 · Operating Supplies	34,277.87
796 · Postage & delivery	10,246.65
824 · Rent	177,080.19
850 · Employee costs	
851 · Wages - Officer Salaries	124,484.28
852 · Wages - Other	543,431.95
859 · Payroll taxes	54,118.63
860 · Payroll Service Fees	5,047.34
863 · Employee health insurance	57,668.86
865 · Workmens comp ins	6,600.00
Total 850 · Employee costs	791,351.06
870 · Taxes & Licenses	3,260.35
875 · Telecommunications	6,769.07

Games of Berkeley
Profit & Loss
January through December 2022

	Jan - Dec 22
880 · Travel and Entertainment	
885 · Convention Travel Costs	1,412.21
881 · Meals & entertainment	766.29
883 · Lodging	657.97
884 · Transportation	1,400.24
Total 880 · Travel and Entertainment	4,236.71
896 · Utilities	25,535.36
Total Expense	1,247,266.74
Net Ordinary Income	-319,486.80
Other Income/Expense	
Other Income	
909 · Other Income	
496 · Forgiven Debt	118,597.21
909 · Other Income - Other	10,000.00
Total 909 · Other Income	128,597.21
Total Other Income	128,597.21
Other Expense	
912 · Other Expenses	1,192.57
Total Other Expense	1,192.57
Net Other Income	127,404.64
Net Income	**-192,082.16**

Games of Berkeley
Balance Sheet
As of December 31, 2022

	Dec 31, 22
ASSETS	
Current Assets	
Checking/Savings	
106 · Petty Cash	181.86
107 · Cash in Drawer	
Cash For Convention	9,651.71
107 · Cash in Drawer - Other	1,346.00
Total 107 · Cash in Drawer	10,997.71
109 · Checking - BofA	144,119.53
Total Checking/Savings	155,299.10
Other Current Assets	
130 · Inventory	501,965.24
150 · Employee Payroll Advance	6,210.00
Total Other Current Assets	508,175.24
Total Current Assets	663,474.34
Fixed Assets	
154 · Leasehold Improvements	112,382.99
151 · Equipment	29,015.60
153 · Computer equipment	5,275.00
155 · Furniture & Fixtures	112,952.02
160 · Accumulated Depreciation	-164,328.00
Total Fixed Assets	95,297.61
Other Assets	
182 · Security Deposit	12,000.00
Total Other Assets	12,000.00
TOTAL ASSETS	**770,771.95**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
201 · Accounts Payable - Trade	56,498.70
Total Accounts Payable	56,498.70
Credit Cards	
208 · Capital One Spark	8,558.19
204 · BofA Cash Rewards (MC)	33,268.02
202 · Amex Plum Card (AMEX)	4,311.77
Total Credit Cards	46,137.98
Other Current Liabilities	
123 · Deposits - Revenue Clearing	12,716.05
206 · Gift Certificate	61,331.38
215 · Sales Tax Payable	30,873.27
Total Other Current Liabilities	104,920.70
Total Current Liabilities	207,557.38
Long Term Liabilities	
113 · Lightspeed Capital	59,938.00
111 · EIDL Loan	512,346.38
251 · Notes payable	455,000.00
Total Long Term Liabilities	1,027,284.38
Total Liabilities	1,234,841.76

5:08 PM

10/11/23

Accrual Basis

Games of Berkeley
Balance Sheet
As of December 31, 2022

	Dec 31, 22
Equity	
300 · Common Stock	455,147.00
310 · Addt'l Paid in Capital	575,000.00
363 · S/H Distributions	-28,000.00
390 · *Retained Earnings	-1,274,134.65
Net Income	-192,082.16
Total Equity	-464,069.81
TOTAL LIABILITIES & EQUITY	**770,771.95**

Games of Berkeley
Statement of Cash Flows
January through December 2022

	Jan - Dec 22
OPERATING ACTIVITIES	
Net Income	-192,082.16
Adjustments to reconcile Net Income	
to net cash provided by operations:	
130 · Inventory	-130,622.02
150 · Employee Payroll Advance	-360.00
201 · Accounts Payable - Trade	-39,684.64
208 · Capital One Spark	8,558.19
204 · BofA Cash Rewards (MC)	15,280.41
202 · Amex Plum Card (AMEX)	2,135.27
122 · Other - Revenue Clearing	6,402.31
123 · Deposits - Revenue Clearing	13,854.49
206 · Gift Certificate	7,316.18
215 · Sales Tax Payable	1,259.76
Net cash provided by Operating Activities	-307,942.21
INVESTING ACTIVITIES	
154 · Leasehold Improvements	-2,450.00
Net cash provided by Investing Activities	-2,450.00
FINANCING ACTIVITIES	
113 · Lightspeed Capital	59,938.00
112 · PPP2	-94,780.00
111 · EIDL Loan	352,446.38
110 · PPP Loan	-642.98
363 · S/H Distributions	-28,000.00
Net cash provided by Financing Activities	288,961.40
Net cash increase for period	-21,430.81
Cash at beginning of period	176,729.91
Cash at end of period	**155,299.10**